Exhibit 12.1
FREESEAS INC.
Computation of Ratio of Earnings to Fixed Charges
(Expressed in thousands of United States Dollars, except ratios)

				Nine Months
				Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2007
Earnings
Income from continued operations (before equity income)	$470	$152	$(3,324)	$2,125

Add:
Fixed charges	240	1,076	1,004	1,863
Amortization of capitalized expenses relating to indebtedness

Less:

Interest capitalized	$710	$1,228	$(2,320)	$3,988

Fixed Charges
Interest expensed	240	1,076	1,004	1,863
Interest capitalized	—	—	—	—

	$240	$1,076	$1,004	$1,863

Ratio of Earnings to Fixed Charges	2.96	1.14	(* )	2.14

(*) Income from continued operations inadequate to cover fixed charges. Amount required to obtain a ratio of one-to-one:			$3,324